Mail Stop 3561

November 7, 2006

Mr. Chad M. Utrup
Chief Financial Officer
6530 West Campus Oval
New Albany, Ohio 43054

      Re: Commercial Vehicle Group, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 10, 2006
              File No. 000-50890

Dear Mr. Utrup:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief